United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

				2Q09 vs.		2Q09 vs.
Aracruz – Summary	2Q08	1Q09	2Q08	1Q09		2Q08		1H09	1H08	LTM
(R$ million, unless otherwise specified)
Net revenue	780.4	853.5	890.5	(9%)		(12%)		1,633.9	1,731.9	3,368 .
Adjusted EBITDA (including Veracel) [1]	205.9	247.4	357.0	(17%)		(42%)		453.2	719.8	1,174 .
Adjusted EBITDA margin (including Veracel) [1]	26%	29%	40%	(3	p.p.)	(14	p.p.)	28%	42%	35%
Net financial Income/(expense) [3]	894.7	(50.3)	241.9	-		-		844.4	256.5	(5,095.8)
Income (Loss) before taxes and minority interest	932.1	19.5	406.4	-		-		951.6	581.1	(4,814.7)
■ Current income tax	(0.2)	1.4	22.6	-		-		1.1	41.1	22 .
■ Deferred income tax	326.5	19.4	121.1	-		-		345.9	108.2	(818.9)
Net Income (Loss)	595.5	(1.7)	262.1	-		-		593.7	430.0	(4,030.5)
Earnings (Loss) per ADR [4] (R$)	0.58	(0.002)	0.25	-		-		0.58	0.42	(3.91)
Adjusted pulp sales volume [2] ('000 tons)	832	815	773	2%		8%		1,648	1,504	3,061
Paper sales volume ('000 tons)	14	14	15	-		(7%)		28	29
Pulp production volume (including Veracel) ('000 tons)	780	722	788	8%		(1%)		1,502	1,582	3,026
Total debt (including Veracel)	8,157.9	9,498.9	3,101.4	(14%)		163%		8,157.9	-
Net debt (including Veracel)	7,543.0	8,597.2	2,252.5	(12%)		235%		7,543.0	-

1 See page 21 for discussion of non-GAAP measurements used in this press release.
2 Aracruz sales plus 50% of Veracel's sales to non-affiliated parties (see breakdown on page 5).
3 Including monetary and foreign exchange variations.
4 Before minority interest. ADR = American Depositary Receipts.

The company uses the equity method of accounting for Veracel Celulose S.A., in which it owns a 50% stake. See page 21 for Basis of Presentation and discussion of non-GAAP measurements used in this press release.

Executive Summary

The most recent data on global economic activity still shows fallout from the financial crisis, but indicates a slowing down of the GDP decline in a number of regions. In this context, the market pulp segment saw a 6.6% reduction in demand during the period January to May 2009, when compared to the same period of 2008. Nevertheless, producers’ inventories continued to fall, reaching 34 days of supply at the end of May, similar to the same period of 2008, mainly due to a 66% increase in purchases by China and the discipline of the producers in controlling supplies. As a result, pulp prices have reversed their downward trend, showing a recovery in all regions during the second quarter of 2009 – for more information, see the “Pulp Market” section.

The consolidated pulp production reached 780,000 tons, 8% higher than the 1Q09 figure, due to the downtime at the Barra do Riacho unit during the first quarter, and was in line with that of the 2Q08. Pulp sales came to a total of 832,000 tons, a record for a second quarter and respectively 2% and 8% more than in the 1Q09 and the 2Q08, mainly due to the large volume shipped to China, which maintained the sales to the Asian market around 45% (2Q09: 44%; 1Q09: 45%; 2Q08: 23%). As a result, the inventory level at the end of May was at 42 days of production, 7 days lower than the level at end of March 2009.

The pulp cash production cost was R$ 423/ton, 9% under the 1Q09 cost, of R$ 464/ton, mainly due to the lower cost of raw materials and the greater dilution of fixed costs. The figure was down by 10% in comparison with that of the 2Q08, due to the cost reduction program announced by the company during the 3Q08, and to the lower cost of raw materials, particularly chemicals and wood.

The adjusted EBITDA came to R$ 206 million, which was respectively 17% and 42% down in relation to the figures for the 1Q09 and 2Q08, and the EBITDA margin was 26% (1Q09: 29% and 2Q08: 40%). In the comparison with the 1Q09, the reduction was largely due to the R$ 104/ton lower average pulp price, despite the lower pulp cash production cost in the cost of goods sold (-R$19/ton), as well as lower logistics expenses. Compared to the 2Q08, the impact of the R$ 211/ton lower average pulp prices was the main reason behind the reduced margin – for more details: see p. 7. The net financial result, including monetary and exchange variations, was a net income of R$ 895 million, against a net expense of R$50 million in the 1Q09, mainly due to the 16% appreciation of the local currency (real – R$) against the US dollar during the 2Q09, since 69% of Aracruz’s debt is denominated in foreign currency. As a result of the abovementioned factors, the net income for the quarter came to R$ 595 million, equivalent to R$ 0.58/share, positively affected by the currency impact on the financial results, and the operating income for the period.

The company had a cash position of R$ 614 million, as at June 30, 2009, 70% of it in local currency. The total debt, including 50% of Veracel, amounted to R$ 8,158 million, with an average repayment period of 52 months.

As part of the effort to fine-tune the company's internal controls and governance, the Board of Directors approved a new financial policy that consolidates the Market Risk Management and Cash Management policies.

ARACRUZ RESULTS - SECOND QUARTER 2009 2

Global pulp market update

The contraction of the world economy continued through the second quarter, putting pressure on the pulp & paper industry.

The reduction in Paper and Board demand in the major consuming markets indicated a decline greater than expected. In North America and Europe the slowdown has been felt the most with paper producers, like Printing & Writing, having to make adjustments in their production to meet the weak consumption throughout the second quarter. Decoupling from other paper grades, tissue consumption remain stable, even in this bad economic outlook, thereby still sustaining 2.3% growth worldwide for 2009. China will be the principal driving force for tissue consumption, expanding by 6-7% in 2009. Despite the slowdown in demand for Paper and Board, production in Asia has shown signs of growth through the second quarter. Up to now, China, in particular, has registered an expansion ranging from 4 - 6%, on a year-on-year basis.

World market pulp consumption continued to show decline up to May, falling by 6.6% year-on-year. Indeed, all regions have shown decline, with the exception of China, which expanded by 66%. This surge in Chinese demand for market pulp was a result of fiber substitution, non-wood fiber mills closing down in the region and the replenishing of low inventory levels.

Even with this adverse scenario, world market pulp demand for BEKP grades continued to expand, growing by 11%, or 563,000 tons, by the end May 2009. Furthermore, BEKP represented 35% of world pulp consumption in the first five months of this year, up from 29% in the same period of 2008.

World market pulp producers have been running their mills at an average of 83% of installed capacity until May. This discipline from the supply side, through the first five months of the year, was essential to restore inventories to normal levels. By the end of May, stocks were at 34 days of supply, having reached a peak of 50 days in January 2009.

ARACRUZ RESULTS - SECOND QUARTER 2009 3

The combination of the abovementioned factors with a weaker US dollar during the 2Q09, together with balanced inventories, has paved the way for major market pulp producers to announce price increases. For July, the list prices announced were up US$ 30/t for all regions, bringing list price to Europe at US$530/ton.

Despite the improvements seen in the last few months, the outlook for the pulp market in the next few quarters continues to be unclear. Seasonal factors, such as the European holiday season, and little sign of a picking up in general paper consumption will continue to put pressure on the pulp demand side. Given the uncertainties ahead supply discipline associated with closures of high cost producers will be important to maintain the balance between supply and demand in the market pulp industry, permitting a consistent resumption of the price level.

Production and Sales

Aracruz pulp production, without the 50% of Veracel, totaled 661,000 tons, compared to 668,000 tons in the 2Q08, and 593,000 tons in the 1Q09, mainly due to the maintenance downtime at UBR during the 1Q09.

During the second quarter, Veracel Celulose S.A. (50% owned by Aracruz) produced 237,000 tons of pulp, compared to 258,000 tons during 1Q09, mainly due to the maintenance downtime taken in the 2Q09. Sales to Aracruz totaled 115,000 tons.

At the Guaíba unit, paper production in the quarter totaled 16,000 tons, consuming approximately 12,000 tons of the pulp produced. Paper inventories were at 3,000 tons at the end of June 2009, while paper sales in the second quarter of 2009 totaled 14,000 tons.

Aracruz pulp sales totaled 832,000 tons in the second quarter, with 683,000 tons of the pulp being produced internally, at the Barra do Riacho and Guaíba units, and 149,000 tons being supplied by Veracel and resold in the market by Aracruz.

ARACRUZ RESULTS - SECOND QUARTER 2009 4

At the end of June, inventories at Aracruz stood at 346,000 tons, representing 39 days of production, compared to 438,000 tons in June 2008 and 415,000 tons at the end of March 2009. The inventory level at Veracel, at the end of June 2009, represented three additional days of production for Aracruz. The total of 42 days of supply meant a reduction of 7 days of production compared to the figure at the end of the 1Q09, mainly due to the higher pulp sales volume coupled with the downtime taken at Veracel. Inventory levels were also down by 7 days in relation to the end of June 2008 (2Q08: 49 days of supply).

Operational Income	Total net operating revenue came to R$ 780.4 million, R$ 110.1 million lower than in the 2Q08 and R$ 73.1 million lower than in the 1Q09.
Statement 2Q09

Net paper operating revenue in the quarter totaled R$ 28.0 million, compared to R$ 30.7 million in the same period of 2008 and R$ 29.3 million in the 1Q09.

Net pulp operating revenue during the quarter amounted to R$ 741.1 million, compared to R$ 850.8 million in the same period of last year, mainly due to 36% lower pulp prices in US$, partially offset by the appreciation of the dollar against the real (25% average rate), as well as the 8% higher sales volume. When compared to the R$ 810.8 million of the 1Q09, the R$ 69.7 million decrease was the result of the devaluation of the dollar against the real (10% average rate), partially offset by the 2% higher sales volume, since the net pulp price remained stable in dollars.

The total Cost of Goods Sold (COGS) was R$ 705.4 million, compared to R$ 615.9 million in the same period of the previous year, mainly due to the 8% higher pulp sales volume and higher cost of pulp purchased, mainly due to the increased volumes of pulp from Veracel (see the table below), partially offset by the lower freight expenses, on a per ton basis (-R$2/ton), despite the appreciation of the dollar against the real (25% average rate). When compared to the total of R$ 745.5 million in the first quarter of 2009, the reduction was mainly due to the lower cost of pulp produced and the R$ 27/ton lower freight expenses, which had the benefit from the devaluation of the dollar against the real (10% average rate), partially offset by the higher sales volume (2%).

ARACRUZ RESULTS - SECOND QUARTER 2009 5

Cost of goods sold – breakdown	2	Q09	1	Q09	2	Q08
Pulp produced	64.5%		65.1%		66.6%
Pulp purchased (*)	19.1%		16.9%		15.3%
Inland and ocean freight, insurance and other	12.8%		14.8%		13.9%
Paper produced	2.6%		2.3%		3.3%
Port services	1.0%		0.9%		0.9%

(*) "Pulp purchased" refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer.

(R$ per ton)	2	Q09	1	Q09	2	Q08
Pulp production cost (Barra do Riacho and Guaíba units only)	629		692		656
Pulp cash production cost:
Barra do Riacho and Guaíba units only	437		480		483
Barra do Riacho and Guaíba, plus 50% of Veracel	423		464		471

The consolidated cash production cost in the 2Q09 was R$ 423/ton, R$ 48/ton lower than in the same period of 2008, and R$ 41/ton lower than in the 1Q09. A detailed analysis of the consolidated cash production cost, including 50% of Veracel’s cash production cost, is provided below:

Barra do Riacho and Guaíba units, plus 50% of Veracel - 2Q09 vs. 1Q09	R$ per ton
1Q09 - Cash production cost	464
Brazilian currency appreciation against the US dollar	(5)
Cost of raw materials – lower specific consumption	(15)
Cost of raw materials – mainly chemicals and energy	(15)
Dilution of fixed costs – mainly due to the higher pulp produced	(8)
Other	2
2Q09 - Cash production cost	423

Barra do Riacho and Guaíba units , plus 50% of Veracel - 2Q09 vs. 2Q08	R$ per ton
2Q08 - Cash production cost	471
Brazilian currency devaluation against the US dollar	13
Cost of raw materials – lower specific consumption	(24)
Lower wood cost – lower third party wood consumption (2Q09: 10% and 2Q08: 22%) and
(16)
cost reduction program
Cost of materials and services – mainly due to the cost reduction program	(15)
Cost of raw materials – mainly chemicals and energy	(4)
Other	(2)
2Q09 - Cash production cost	423
Approximately 75% of the company's cash production cost is presently correlated to the local currency (real - RR$).

ARACRUZ RESULTS - SECOND QUARTER 2009 6

Sales and distribution expenses came to R$ 42.4 million, R$ 1.8 million higher than in the 2Q08, mainly due to the 8% higher sales volume and the impact of the appreciation of the dollar against the real (25% average rate), partially offset by the lower terminal expenses in dollars. When compared to the 1Q09, the reduction of 2% was a result of the impact of the appreciation of the real (10% average rate), partially offset by the higher sales volume and sales mix.

Administrative expenses came to R$ 15.8 million, R$ 14.7 million below the 2Q08 and R$ 20.3 million below than 1Q09 figures, mainly due to the reversal of third-party services incurred during the financial crisis, which were deferred in line with the schedule for remaining debt amortization, as provided for by the Brazilian Accounting Standard - CPC 08. The net amount of the reversal, during the 2T09 totaled R$ 10.5 million.

The other net operating expenses (income) showed a net income of R$ 9.2 million in the 2Q09, compared to a net expense R$ 37.7 million in the 2Q08 and a net income of R$ 18.4 million in the 1Q09. The 2Q09 had the benefit from a lower provision for losses on ICMS tax credits and gains related to the sales of non-core assets. When compared to the 2Q08, the main difference was the suspension of the amortization of goodwill related to the acquisition of Riocell.

EBITDA Analysis

The 2Q09 Adjusted EBITDA, including 50% of Veracel’s EBITDA, was R$ 205.9 million (R$ 247/ton), representing a margin of 26%, compared to R$ 357.0 million (R$ 462/ton) in the 2T08, due primarily to the lower average net pulp price (-R$ 211/ton) and the inventories turn over effect which resulted in an higher cash production cost in the COGS (-R$ 6/ton), partially offset by lower operating expenses (R$ 26/ton):

ARACRUZ RESULTS - SECOND QUARTER 2009 7

When compared to the 1Q09, the adjusted EBITDA was R$ 41.5 million lower (R$ 56/ton), mainly due to lower average net pulp price (-R$ 104/ton), largely due to the devaluation of the dollar against the real (10% - average rate) since the price in dollar was stable (2T09: US$ 429/ton; 1T09: US$ 431/ton), partially offset by the lower production and freight costs, placed in the COGS, in addition to the reduced operational expenditure.

Any increase/decrease in the cost of the pulp purchased from Veracel is offset by a greater/lesser EBITDA contribution from Veracel towards Aracruz’s figures, and therefore does not have any material effect on the company’s consolidated EBITDA over the quarters, given that half of Veracel’s annual production is allocated to each of the partners (50% to Aracruz and 50% to Stora Enso).

Financial Results, Tax and Net Income	The net financial result in the quarter showed a net income of R$ 894.7 million, compared to a net income of R$ 241.9 million in the 2Q08, and a net expense of R$50.3 million in the first quarter of 2009. The result for the 2Q09 was benefited mostly by the impact of the appreciation of the real against the dollar (16% - end of period) on the dollar denominated debt and on the pre-existing derivative transactions (operations that swap the cost of debt in local currency - TJLP and CDI – into U.S. dollar exposure - see table on page 11).

The following tables show the calculation of the net financial income and, separately, the effects of monetary and exchange rate variations:

ARACRUZ RESULTS - SECOND QUARTER 2009 8

(R$ million)	2	Q09	1	Q09	2	Q08
Financial Expenses	126.7		132.5		20.9
Interest on loan and financing	117.2		123.3		36.1
Interest on tax liabilities / other	9.5		9.2		(15.2)
Financial Income	(157.6)		(22.7)		(136.8)
Interest on financial investments	(16.0)		(22.1)		(22.2)
Derivative transactions	(139.0)		2.5		(110.6)
Other	(2.6)		(3.1)		(4.0)
Total	(30.9)		109.8		(115.9)

The impact of the monetary and exchange rate variations was a gain of R$ 863.8 million, compared to R$ 126.0 million and R$ 59.5 million in the 2Q08 and 1Q09, respectively, due to the greater appreciation of the real against the dollar during the 2Q09, compared to that of the previous quarters (end of period 2Q09: -15.7%, 1Q09: -0.9% and 2Q08: -9.0%), in addition to the higher level of indebtedness in US dollars.

Monetary and exchange rate variations - (income)/expenses
Origem (R$ milhões)	2	T09	1	T09	2	T08
Cash and cash equivalents	26,4		1,6		8,9
Accounts receivable	95,5		3,2		42,4
Loans and financing	(1.050,2)		(67,3)		(166,2)
Other (included suppliers)	64,5		3,0		(11,1)
Total	(863,8)		(59,5)		(126,0)

Income tax and social contribution accruals in the second quarter amounted to an expense of R$ 326.3 million, compared to an expense of R$ 143.7 million in the 2Q08 and R$ 20.8 million in the 1Q09, mainly due to the appreciation of the real against the dollar, which resulted in higher net financial results and gains from monetary and exchange rate variations.

A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, is provided below.

(R$ million)	2	Q09	1	Q09	2	Q08
INCOME TAX & SOCIAL CONTRIBUTION	326.3		20.8		143.7
Deferred income tax	326.5		19.4		121.1
BR GAAP exchange rate impact(1)	288.3		19.6		99.0
Unrealized derivative instruments	53.6		(0.2)		12.1
Tax loss carry forwards from operations	(11.7)		(2.6)		24.4
Other	(3.7)		2.6		(14.4)
Current income tax	(0.2)		1.4		22.6

(1) At the end of the second quarter, the net balance of deferred taxes payable, deriving from the BR GAAP exchange rate impact, amounted to a debit of R$171 million (1Q09: R$117 million - credit). These should become deductible in accordance with foreign debt repayments, if not reversed by future BR GAAP foreign exchange variations.

The net income for the period showed a profit of R$ 595.5 million, compared to a loss of R$ 1.7 million in the 1Q09 and a profit of R$ 262.1 million in the 2Q08.

ARACRUZ RESULTS - SECOND QUARTER 2009 9

Debt and Cash Structure

The company's total debt, including 50% of Veracel, amounted to R$ 8,157.9 million at the end of June 2009, R$ 1,341.0 million lower than at the end of March 2009 and R$ 5.056.5 million higher than at the end of June 2008.

	June 30,	March 31,	June 30,
(R$ million)	2009	2009	2008
Short-term debt	800.2	887.9	174.6
Current portion of long-term debt	547.9	592.6	146.5
Short term debt instruments	234.4	229.9	10.0
Accrued financial charges	17.9	65.4	18.1
Long-term debt	6,905.1	8,102.6	2,401.5
Total debt	7,705.3	8,990.5	2,576.1
Cash, cash equivalents and investments	(613.6)	(900.8)	(846.7)
NET DEBT OF ARACRUZ	7,091.7	8,089.7	1,729.4
50% of Veracel's principal repayment	450.7	506.4	523.2
50% of Veracel's accrued financial charges	1.9	2.0	2.1
50% of Veracel's cash, cash equivalents and investments	(1.3)	(0.9)	(2.2)
50% OF VERACEL'S NET DEBT	451.3	507.5	523.1
NET DEBT INCLUDING 50% OF VERACEL	7,543.0	8,597.2	2,252.5
.
TOTAL DEBT INCLUDING 50% OF VERACEL	8,157.9	9,498.9	3,101.4

The consolidated debt maturity profile, as at June 30, 2009, was as follows:

The current positions of the swap contracts aims to transfer the company’s cost of debt in local currency (TJLP and CDI) to the US$, since 98% of the company’s revenues come from exports denominated in US$.

The amounts shown in the table below reflect the position of the company’s outstanding derivatives at the end of the second quarter of 2009:

ARACRUZ RESULTS - SECOND QUARTER 2009 10

	Notional Value				Fair Value
R$ million	2	Q09	1	Q09	2	Q09	1	Q09
Swap Contracts
Asset Position
TJLP	332		332		387		376
CDI	80		94		100		97
Total: Interest rate (a)	412		426		487		473
Liability Position
Currency (R$/US$)	(332)		(332)		(369)		(429)
Currency (R$/US$)	(80)		(94)		(85)		(110)
Total: Foreign currency (b)	(412)		(426)		(454)		(539)
Net Result (a+b)	-		-		33		(66)
Derivatives
Swap with strikes (with cap and w/o leverage)	(293)		(695)		(2)		(79)
Total: Derivatives	(293)		(695)		(2)		(79)

The average debt maturity profile, including Veracel's figures, was at 52 months at the end of June.

Debt structure	Principal	% of	Average
(including 50% of Veracel's figures)	(R$ million)	total	interest rate
Floating rate (spread over Libor - % p.a.)	5,219	64%
Trade Finance	2,635	32%	Libor + 1.73%
Derivative debt - foreign currency	2,571	32%	Libor + 3.50%
EIB - European Investment Bank	13	0%	Libor + 0.40%
Floating rate (% p.a.)	1,070	13%
BNDES - local currency	880	11%	TJLP(²) + 2.56%
BNDES - foreign currency (currency basket)	190	2%	(1)+2.75%
Fixed rate (% p.a.)	1,849	23%
Derivative debt - local currency	1,519	19%	12.68	%(3)
Trade Finance	234	3%	5.5%
Export Credit Notes	86	1%	(4)
Rural Credit	10	0%	6.75%
Total	8,138	100%

(1)	BNDES's - interest rate for foreign currency contracts.

(2)	Brazilian long-term interest rate.

(3)	Until the signing of the final version of the Loan Agreement.

(4)	Plain vanilla swap – converts asset position of 100% of CDI rate into a liability in US$ + 5,99% p.a.

Cash, cash equivalents and other investments, at the end of the quarter, totaled R$ 613.6 million, of which R$ 429.5 million (70%) was invested in Brazilian currency instruments and R$ 184.1 million (30%) was invested in foreign currency.

Net debt (total debt less cash holdings) amounted to R$ 7,091.7 million at the end of the quarter, R$ 998.0 million lower than in the 1Q09, mainly due to the appreciation of the real against the dollar (16% - end of period rate variation), in addition to the positive net cash provided by operating activities, without considering the 50% of Veracel, which was enough to cover the amortization of principal debt and the investment expenditure during the quarter.

ARACRUZ RESULTS - SECOND QUARTER 2009 11

Capital Expenditure - Realized

Capital expenditure and investment were as follows:
(R$ million)	2	Q09	1	H09
Silviculture	34.6		67.1
Forest and land purchases	2.5		7.4
Other forestry investments	11.8		19.3
On-going industrial investment	6.0		18.1
Expansion projects – phasing out of the expansion Capex	10.3		42.6
Miscellaneous projects	6.4		23.7
Sub total	71.6		178.2
Sales of property, plant and equipment (mainly land and forests)	(4,7)		(8,4)
Total Capital Expenditure	66,9		169,8

Capital Expenditure - Forecast

The planned capital expenditure for 2009, limited to regular investment, was maintained, in accordance with the company's strategy of protecting its liquidity and as described in the table below. Forecast investments do not include any new industrial capital expenditure on expansion projects, such as for Veracel II and Guaíba II:

Stock Performance

From June 30th, 2008 to June 30th, 2009, Aracruz's ADR price decreased by 80%, from US$73.39 to US$14.84. Over the same period, the Dow Jones Industrial Average index declined by 26% and the S&P Paper and Forest index fell by 37%.

Stock information	June 30, 2009
Total number of shares outstanding	1,030,587,806
Common shares	454,907,585
Preferred shares	575,680,221
ADR ratio	1 ADR = 10 preferred shares
Market capitalization	US$1.5 billion
Average daily trading volume – 2Q09 (Bovespa and NYSE)*	US$27 million
*Source: Reuters

ARACRUZ RESULTS - SECOND QUARTER 2009 12

Dividends/Interest on Stockholders' Equity

As the company still has an accumulated loss in the BRGAAP equity account, and is continuing to take measures to preserve its cash flow liquidity, there is no immediate prospect of payment of dividends / Interest on Stockholder’s Equity.

Additional Information

New Financial Policy

As part of the effort to improve the Company's internal controls and governance, the management submitted and obtained Board approval of a new policy that consolidates the Risk Management and Cash Management policies.

The document is available at:

http://www.aracruz.com/show_arz.do?menu=false&id=309&lastRoot=0&act=stcNews&lang=1#fp

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber produced at a high-tech sawmill located in the extreme south of the state of Bahia is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed at the São Paulo Stock Exchange (BOVESPA), at the Latin America Securities Market (Latibex), in Madrid - Spain, and at the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying "Class B" preferred shares.

ARACRUZ RESULTS - SECOND QUARTER 2009 13

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS
(in thousands of R$)
	Jun.30,	Mar.31,	Jun.30,	LIABILITIES	Jun.30,	Mar.31,	Jun.30,
ASSETS	2009	2009	2008		2009	2009	2008
Current assets	2,025,535	2,413,653	2,271,299	Current Liabilities	1,130,062	1,372,450	637,080
Cash and cash equivalents	13,724	68,943	25,335	Suppliers	241,281	316,481	256,491
Cash investments	172,638	142,994	28,685	Loans and financing	800,219	887,893	174,648
Short-term investments	420,804	682,563	786,601	Derivative instruments	1,620	92,085
				Accrued dividends - Interest payable
Derivative instruments	29,457		49,673
				on stockholders’ equity	1,398	2,219	87,155
Accounts receivable, net	533,068	638,433	536,412	Income tax and social contribution	15,970	10,124	46,384
Inventories, net	415,689	528,025	494,368	Other	69,574	63,648	72,402
Recoverable income and other taxes	259,800	254,165	250,350
Advances to suppliers	1,197	1,460	4,351	Long-term liabilities	7,456,239	8,730,549	3,330,736
Other accounts receivable	54,938	57,731	52,564	Loans and financing	6,905,129	8,102,570	2,401,497
Available assets	96,911			Derivative instruments		52,976	5,758
Other current assets	27,309	39,339	42,960	Deferred income tax			406,716
				Litigation, contingencies and
Long-term assets	801,639	1,181,521	525,607
				commitments	464,128	459,200	436,311
Long-term investments	6,492	6,301	6,139	Other	86,982	115,803	80,454
Unrealized gain from currency
interest rate swaps			93,971
Advances to suppliers	263,506	264,477	254,936	Minority interest	21,785	9,567	7,339
Accounts receivable	41,173	34,853	41,394
Recoverable taxes	69,834	63,301	116,881	Stockholders' equity	1,580,780	984,477	5,640,494
Deferred income tax	406,951	800,096		Capital	2,871,781	2,871,781	2,871,781
Deposits for tax assessments	13,683	12,493	12,286	Capital reserve			162,209
Permanent assets	7,361,692	7,501,869	6,818,743	Earnings reserves			2,378,239
Investments	1,335,767	1,324,318	1,254,500	Treasury shares	(8,986)	(8,986)	(8,986)
Property, plant and equipment	5,957,672	6,108,462	5,450,728	Accumulated income (losses)	(1,282,015) (1,878,318)		237,251
Deferred charges			938
Intangible assets	68,253	69,089	112,577
TOTAL	10,188,866 11,097,043		9,615,649	TOTAL	10,188,866 11,097,043		9,615,649

ARACRUZ RESULTS - SECOND QUARTER 2009 14

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS
	Three-month period ended			Six-month period ended
(in thousands of R$)(unaudited)	Jun.30, 2009	Mar.31, 2009	Jun.30, 2008	Jun.30, 2009	Jun.30, 2008
Operating revenues	845,981	918,320	1,000,817	1,764,301	1,956,886
Export	784,673	839,539	930,308	1,624,212	1,816,977
Domestic	61,308	78,781	70,509	140,089	139,909
Sales taxes and other deductions	65,563	64,790	110,318	130,353	224,994
Net operating revenue	780,418	853,530	890,499	1,633,948	1,731,892
Pulp	741,131	810,759	850,758	1,551,890	1,655,914
Paper	27,975	29,287	30,684	57,262	57,467
Port services	11,312	13,484	9,057	24,796	18,511
Cost of sales	705,425	745,519	615,883	1,450,944	1,195,876
Pulp	680,398	721,340	590,185	1,401,738	1,146,992
Cost of sales relating to pulp production and purchases	589,733	610,912	504,451	1,200,645	985,325
Inland freight, ocean freight, insurance and other	90,665	110,428	85,734	201,093	161,667
Paper	18,199	17,449	20,320	35,648	38,110
Port services	6,828	6,730	5,378	13,558	10,774
Gross profit	74,993	108,011	274,616	183,004	536,016
Selling	42,417	43,138	40,611	85,555	78,372
Administrative	15,753	36,130	30,516	51,883	53,974
Other net operating expenses (income)	(9,167)	(18,359)	37,713	(27,526)	82,033
Operating income before financial result and equity results of
affiliated	25,990	47,102	165,776	73,092	321,637
Financial expenses	(944,915)	64,001	(156,550)	(880,914)	(129,858)
Interest and exchange variation on financing	(932,920)	55,976	(130,058)	(876,944)	(113,617)
Other	(11,995)	8,025	(26,492)	(3,970)	(16,241)
Financial (income)	189,274	(16,223)	25,255	173,051	6,967
Results of derivative transactions, net	(139,039)	2,547	(110,643)	(136,492)	(133,655)
Equity results of affiliated companies	(11,450)	(22,743)	1,292	(34,193)	(2,933)
Income (loss) before income taxes and minority interest	932,120	19,520	40,422	951,640	581,116
Income taxes	326,252	20,779	143,654	347,031	149,294
Current	(276)	1,441	22,581	1,165	41,102
Deferred	326,528	19,338	121,073	345,866	108,192
Minority interest	10,381	479	643	10.860	1,784
Net income (loss) for the period	595,487	(1,738)	262,125	593,749	430,038
Operating income before financial result and equity results of
affiliated	25,990	47,102	165,776	73,092	321,637
Depreciation and depletion in the results:	145,914	150,989	146,146	296,903	288,209
Pulp production cost	127,018	125,587	115,839	252,605	236,255
Forests and other	(8,814)	2	(3,706)	(8,812)	(7,141)
Other operating costs and expenses	5,889	4,316	31,026	10,205	62,414
Sub-total	124,093	129,905	143,159	253,998	291,528
Inventory movement	21,821	21,084	2,987	42,905	(3,319)
EBITDA(*)	171,904	198,091	311,922	369,995	609,846
Non-cash charges	3,693	(15,643)	14,624	(11,950)	35,534
EBITDA (adjusted for other non-cash items) (*)	175,597	182,448	326,546	358,045	645,380

(*) does not include 50% of Veracel's EBITDA

ARACRUZ RESULTS - SECOND QUARTER 2009 15

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands of R$)	Three-month period ended			Six-month period ended
Cash flows from operating activities	Jun.30, 2009	Mar.31, 2009	Jun.30, 2008	Jun.30, 2009	Jun.30, 2008
Net income for the period	595,487	(1,738)	262,125	593,749	430,038
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	124,093	129,905	143,159	253,998	291,528
Deferred income tax	326,528	19,338	121,073	345,866	108,192
Inflation adjustment and exchange rate changes	(863,404)	(59,159)	(125,657)	(922,563)	(139,043)
Derivative instruments	(147,481)	2,547	(59,101)	(144,934)	(79,295)
Provision for contingencies, net	5,504	7,620	9,990	13,124	13,252
Provision for losses on tax credits			17,919		33,135
Equity results of affiliated company	(11,449)	(22,744)	1,292	(34,193)	(2,933)
Provision (reversal) for fixed assets write-off		(20,000)	-	(20,000)	-
Loss (gain) on sale of equipment	(3,632)	1,749	(2,570)	(1,883)	(4,374)
Decrease (increase) in operating assets
Short-term investments	306,408	248,883	384	555,291	(28,745)
Accounts receivable, net	16,540	(23,714)	(69,225)	(7,174)	(10,078)
Inventories, net	107,919	113,603	(31,091)	221,522	(64,964)
Recoverable taxes	(37,999)	61,730	(37,550)	23,731	(16,361)
Other	7,699	(6,857)	(4,047)	842	(7,336)
Increase (decrease) in operating liabilities
Suppliers	(79,676)	(28,304)	32,693	(107,980)	53,798
Accrued financial charges	(60,018)	(23,247)	(7,294)	(83,265)	(1,811)
Income tax and social contribution	6,679	(83,341)	34,747	(76,662)	12,361
Litigation, contingencies and liabilities associated with unrecognized tax benefits	(506)	(802)	(67,584)	(1,308)	(67,295)
Other	16,160	(4,150)	4,362	12,010	(687)
Net cash provided by operating activities	308,852	311,319	223,625	620,171	519,382
Cash flows from investing activities
Short-term investments	(45,231)	(69,647)	49,925	(114,878)	19,219
Investments in affiliate			(41,968)		(64,255)
Additions to property, plant and equipment	(71,646)	(106,538)	(267,743)	(178,184)	(423,908)
Proceeds from sale of equipment	9,147	1,970	2,943	11,117	4,748
Net cash provided by (used in) investing activities	(107,730)	(174,215)	(256,843)	(281,945)	(464,196)
Cash flows from financing activities
Short and long-term debt
Issuance	45,076	65,533	539,220	110,609	949,721
Repayments	(245,773)	(129,637)	(253,528)	(375,410)	(686,875)
Dividends and interest on stockholders’ equity paid out	(5)		(269,614)	(5)	(348,431)
Net cash used in financing activities	(200,702)	(64,104)	16,078	(264,806)	(85,585)
Effect of exchange rate variations on cash and cash equivalents	(25,995)	(1,361)	(6,801)	(27,356)	(10,029)
Increase (decrease) in cash and cash equivalents	(25,575)	71,639	(23,941)	46,064	(40,428)
Cash and cash equivalents, beginning of the period	211,937	140,298	77,961	140,298	94,448
Cash and cash equivalents, end of the period	186,362	211,937	54,020	186,362	54,020

ARACRUZ RESULTS - SECOND QUARTER 2009 16

Veracel	Veracel pulp production totaled 237,000 tons in the second quarter. At the end of June, inventory
Information	stood at 68,000 tons of pulp.
	Veracel pulp sales totaled 198,000 tons in the second quarter, of which 115,000 tons went to
	Aracruz, and 83,000 tons went to the other controlling shareholder.

	VERACEL CELULOSE S.A. - BALANCE SHEET (in millions of R$)
	ASSETS	Jun.30, 2009	Mar.31, 2009	Jun.30, 2008	LIABILITIES	Jun.30, 2009	Mar.31, 2009	Jun.30, 2008
	Current assets	298.0	376.2	236.0	Current liabilities	301.9	338.1	283.8
	Cash investments	2.5	1.9	4.4	Short-term debt	240.7	261.7	218.5
	Other current assets	295.5	374.3	231.6	Other accruals	61.2	76.4	65.3
	Long term assets	253.7	268.5	254.4	Long-term liabilities	670.6	761.3	844.8
	Other long term assets	253.7	268.5	254.4	Long-term debt	664.4	755.2	832.0
	Permanent assets	3,034.9	3,045.5	3,086.3	Other long-term liabilities	6.2	6.1	12.8
					Stockholders' equity	2,614.1	2,590.8	2,448.1
	TOTAL	3,586.6	3,690.2	3,576.7	TOTAL	3,586.6	3,690.2	3,576.7

VERACEL'S DEBT MATURITY PROFILE, AS AT JUNE 30, 2009
(R$ million)	Local Currency	Foreign Currency	Total Debt	%
2009	79.3	55.0	134.3	14.8%
2010	141.6	69.0	210.6	23.3%
2011	155.8	68.9	224.7	24.8%
2012	159.1	60.8	219.9	24.3%
2013	77.8	34.5	112.3	12.4%
2014	3.3	-	3.3	0.4%
Total	616.9	288.2	905.1	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

ARACRUZ RESULTS - SECOND QUARTER 2009 17

VERACEL CELULOSE S.A. - STATEMENTS OF OPERATIONS (in millions of R$)

Income statement	2 Q 09	1 Q 09	2 Q 08
Gross operating income	39.6	101.9	26.7
Sales expenses	14.8	15.3	8.7
Administrative expenses	7.5	9.0	8.3
Other, net	1.3	(4.4)	7.9
Operating income	16.0	82.0	1.8
Financial income	(0.8)	(0.9)	(5.0)
Financial expenses	20.1	22.5	28.6
Inflation adjustment and exchange rate	(36.7)	(1.0)	(21.2)
Income (loss) before income taxes	33.4	61.4	(0.6)
Income tax expense (benefit)	10.1	15.0	0.2
Net income (loss)	23.3	46.4	(0.8)

VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW (in millions of R$)

Statement of cash flow	2 Q 09	1 Q 09	2 Q 08
Cash flow from operating activities
Net income (loss)	23.3	46.4	(0.8)
Adjustments to reconcile net income to net cash provided by operating activities	19.8	60.5	28.4
(Increase) decrease in assets	65.6	(0.3)	19.5
Increase (decrease) in liabilities	(14.9)	13.3	4.1
Net cash provided by operating activities	93.8	119.9	51.2
Cash flow from investments
Additions to property, plant and equipment	(40.2)	(49.4)	(78.9)
Other	0.7
Net cash (used in) investments	(39.5)	(49.4)	(78.9)
Cash flow from financing
Short-term and long-term debt, net	(53.7)	(69.8)	(52.8)
Capital increase			83.9
Net cash provided by (used in) financing	(53.7)	(69.8)	31.1
Increase (decrease) in cash and cash equivalents	0.6	0.7	3.4
Cash and cash equivalents, beginning of the period	1.9	1.2	1.0
Cash and cash equivalents, end of the period	2.5	1.9	4.4

ARACRUZ RESULTS - SECOND QUARTER 2009 18

Adjusted EBITDA of VERACEL

(R$ million)		2 Q09	1 Q09	2 Q08
Net income (loss)		23.3	46.4	(0.8)
Financial income		(0.8)	(0.9)	(5.0)
Financial expenses		20.1	22.5	28.6
Inflation adjustment and exchange		(36.7)	(1.0)	(21.2)
Income tax		10.1	15.0	0.2
Operating income		16.0	82.0	1.8
Depreciation and depletion in the results		42.6	52.2	55.7
EBITDA		58.6	134.2	57.5
Non-cash charges		1.9	(4.3)	3.3
Adjusted total EBITDA		60.5	129.9	60.8

Veracel's capital expenditure was as follows:

(R$ million)	2 Q09		1 H09
Silviculture	12.5		31.5
Land purchases	-		0.6
Other forestry investments	4.7		14.7
On-going industrial investment	21.0		38.0
Other	2.0		4.8
Total Capital Expenditure	40.2		89.6

Veracel, located in the state of Bahia (Brazil), is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

ARACRUZ RESULTS - SECOND QUARTER 2009 19

BASIS OF PRESENTATION

The Company has in the past regularly released its quarterly numbers in U.S. GAAP based on unaudited financial information. However, in order to align the way the Company publishes its quarterly result with VCP, and to provide the U.S. market with the same financial information for the first quarter of 2009 that we are providing to the Brazilian market, the Company has translated into English the following press release published in Brazil, in Portuguese, containing financial information reported in local currency (reais) in accordance with Brazilian Generally Accepted Accounting Principles (BRGAAP) based on financial information published on this date that has been subject to a limited review. The Company used the equity method of accounting for Veracel Celulose S.A., in which it owns a 50% stake.

NON-GAAP INFORMATION - DISCLOSURE AND RECONCILIATION TO GAAP NUMBERS

The company believes that, in addition to the reported GAAP financial figures, the inclusion and discussion of certain financial statistics, such as Adjusted EBITDA, cash production cost and net debt, will allow the management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of its operations.

  "Cash production cost"

Cash production cost expresses the company's production costs adjusted for non-cash items, such as depreciation and amortization. Cash production cost is not a financial measurement under U.S. GAAP, does not represent cash flow for the periods indicated and should not be considered as an indicator of operating performance or as a substitute for cash flow as a measurement of liquidity. Cash production cost does not have a standardized definition and our cash production cost calculation may not be comparable to the cash production cost of other companies. Even though cash production cost does not provide a measurement of operating cash flow in accordance with U.S. GAAP, the company uses cash production cost as an approximation of actual production cost for the period. Moreover, the company understands that certain investors and financial analysts use cash production cost as an indicator of operating performance.

ARACRUZ RESULTS - SECOND QUARTER 2009 20

		2 Q09			1 Q09			2 Q08
	R$	Volume tons	R$	R$	Volume	R$	R$	Volume	R$
	million	'000	per ton	million	'000 tons	per ton	million	'000 tons	per ton
Cost of sales	589.7	832.3		610.9	815.2		504.4	772.7
Pulp inventories at the beginning of the period	(347.8)	(414.9)		(445.7)	(525.1)		(284.2)	(414.0)
Pulp purchased	(86.6)	(114.5)		(116.2)	(123.7)		(98.4)	(139.4)
Pulp for paper production	6.3	11.8		6.7	11.6		6.6	10.8
Other	7.2	-		6.6	-		2.8	0.1
Pulp inventories at the end of the period	246.8	346.4		347.8	414.9		307.4	438.3
Pulp production cost	415.6	661.1	629	410.1	592.9	692	438.6	668.5	656
Depreciation and depletion in the production
cost	(127.0)	-	(192)	(125.6)	-	(212)	(115.8)	-	(173)
Cash production cost	288.6	661.1	437	284.5	592.9	480	322.8	668.5	483
Cash production cost - Veracel	41.5	118.6		50.3	129.2		48.6	119.8
Combined cash production cost	330.1	779.7	423	334.8	722.1	464	371.4	788.3	471

  "Net debt"

  Net debtreflects the company’s total debt minus cash, cash equivalents and short-term investments. Net debt is not a financial measurement under U.S. GAAP, does not represent cash flows for the periods indicated and should not be considered as a substitute for cash flow as a measurement of liquidity or as an indicator of ability to fund operations. Net debt does not have a standardized definition and our net debt calculation may not be comparable to the net debt of other companies. Even though net debt does not provide a measurement of cash flow in accordance with U.S. GAAP, the company uses net debt as an accurate measurement of financial leverage, since the company keeps cash in excess of its working capital requirement. Furthermore, the company understands that certain investors and financial analysts use net debt as an indicator of financial leverage and liquidity.

  "Adjusted EBITDA, including 50% of Veracel"

  The inclusion of adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income adjusted for depreciation and depletion and non-cash charges. In managing our business, we rely on adjusted EBITDA as a means of assessing our operating performance. Because adjusted EBITDA excludes interest, income taxes, depreciation, currency re-measurement, equity accounting for associates, depletion and amortization, it provides an indicator of general economic performance that is not affected by debt restructuring, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. We also adjust for non-cash items, to emphasize our current ability to generate cash from our operations. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with our credit ratios. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to meet principal and interest obligations with respect to our indebtedness, as well as to fund capital expenditure and working capital requirements. Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measurement of operating performance, as a substitute for cash flows from operations or as a measurement of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company's overall profitability, since it does not address certain ongoing costs of our business that could significantly affect profitability, such as financial expenses and income taxes, depreciation or capital expenditure and related charges. An adjusted EBITDA calculation is acceptable to the Brazilian regulators with respect to disclosures published in Brazil.

  ARACRUZ RESULTS - SECOND QUARTER 2009 21

(R$ million)	2 Q 2009	1 Q 2009	2 Q 2008	1st Half 2009	1st Half 2008
Net income	595.5	(1.7)	262.1	593.7	430.0
Financial expenses, included Inflation adjustment and exchange	(944.9)	64.0	(156.5)	(880.9)	(129.8)
Financial income, included Inflation adjustment and exchange	50.2	(13.7)	(85.4)	36.6	(126.7)
Income tax	326.3	20.8	143.7	347.0	149.3
Equity in results of affiliated companies	(11.5)	(22.7)	1.3	(34.2)	(2.9)
Other	10.4	0.4	0.6	10.9	1.8
Operating income	26.0	47.1	165.8	73.1	321.7
Depreciation and depletion in the results:	145.9	151.0	146.2	296.9	288.2
Depreciation and depletion	124.1	129.9	143.2	254.0	291.5
Depreciation and depletion - inventory movement	21.8	21.1	3.0	42.9	(3.3)
EBITDA	171.9	198.1	312.0	370.0	609.9
Non-cash charges	3.7	(15.6)	14.6	(12.0)	35.5
Provision for labor indemnity	1.0	1.1	1.4	2.0	2.5
Provision for loss on ICMS credits	2.5	2.2	23.1	4.7	40.9
Provision (reversal) for a tax contingency	0.2	1.1	(14.3)	1.3	(14.2)
Provision (reversal) for fixed assets write-off	-	(20.0)	-	(20.0)	-
Allowance for doubtful accounts receivable	-	-	4.4	-	4.4
Discount on tax credit sales	-	-	-	-	1.9
Adjusted Aracruz EBITDA	175.6	182.5	326.6	358.0	645.4
50% of Veracel Adjusted EBITDA	30.3	64.9	30.4	95.2	74.4
Adjusted total EBITDA	205.9	247.4	357.0	453.2	719.8
Adjusted EBITDA margin - %	26%	29%	40%	28%	42%

Accounting Principles:

  The enactment of Law n° 11,638/07 and Provisional Measure nº 449/08 introduced changes, annulments and new provisions to the Brazilian Corporate Legislation (Law nº 6,404/76), notably in relation to chapter XV, on accounting matters, which came into effect as from January 1, 2008.

  The company’s ITRs (Quarterly Reports) are prepared and presented in accordance with the accounting principles adopted in Brazil (Brazil GAAP), as defined in the Brazilian Corporate Legislation (Law no 6,404/76 and subsequent amendments), the Technical Rulings, Guidelines and Interpretations issued by the CPC (Accounting Rulings Committee) and the Rules and Resolutions issued by the CVM (Brazilian Securities Commission) and IBRACON (Brazilian Institute of Independent Auditors), except with regard to the application of Technical Ruling CPC 02 – Effect of Exchange Rate Variations and the Conversion of Financial Statements. As announced in the 4Q08 financial release, with CVM authorization, the company has postponed the application of this ruling to December 31, 2009.

  As permitted under CVM/SNC/SEP Official Circular n° 02/2009, the company decided not to adjust its statements of income, of changes in shareholders’ equity, of cash flows and of value added for the quarter ended on June 30, 2008, for the purpose of comparison. The principal impacts, in terms of comparison between the 2Q08 and the 2Q09 are: no longer amortizing the goodwill deriving from future profitability – Riocell, the writing off of Veracel’s deferred assets and tax incentives – subsidies for Veracel investments.

  This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date they are made.

  ARACRUZ RESULTS - SECOND QUARTER 2009 22

  ARACRUZ RESULTS - SECOND QUARTER 2009 23

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer